SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Interim consolidated

financial statements at
September 30, 2023
and report on review

Report on review of interim
consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at September 30, 2023, the related interim consolidated income statement and comprehensive income for the quarter and nine-month period then ended and the related interim consolidated statement of changes in equity and cash flows for the nine-month period then ended and notes, comprising a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the accounting standard International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above is not prepared, in all material respects, in accordance with IAS 34.

São Paulo, November 7, 2023

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Alessandro Marchesino de Oliveira Contador CRC 1SP265450/O-8

AMBEV S.A.

CONTENTS

INTERIM CONSOLIDATED BALANCE SHEET	2
INTERIM CONSOLIDATED INCOME STATEMENT	4
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	5
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	6
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS	8
1. CORPORATE INFORMATION	9
2. STATEMENT OF COMPLIANCE	10
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	11
4. USE OF ESTIMATES AND JUDGMENTS	12
5. CASH AND CASH EQUIVALENTS	13
6. INVENTORY	13
7. RECOVERABLE INDIRECT TAXES	14
8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	15
9. PROPERTY, PLANT AND EQUIPMENT	17
10. GOODWILL	20
11. TRADE PAYABLES	20
12. INTEREST-BEARING LOANS AND BORROWINGS	21
13. PROVISIONS	21
14. CHANGES IN EQUITY	23
15. SEGMENT REPORTING	27
16. NET SALES	31
17. OTHER OPERATING INCOME/(EXPENSES)	31
18. EXCEPTIONAL ITEMS	32
19. FINANCE EXPENSES AND INCOME	32
20. INCOME TAX AND SOCIAL CONTRIBUTION	33
21. SHARE-BASED PAYMENTS	35
22. FINANCIAL INSTRUMENTS AND RISKS	37
23. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS	47
24. CONTINGENCIES	48
25. RELATED PARTIES	53
26. EVENTS AFTER THE REPORTING PERIOD	57

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousands of Brazilian Reais unless otherwise stated

Assets	Note	09/30/2023	12/31/2022

Cash and cash equivalents	5	17,413,906	14,926,435
Investment securities		227,164	454,497
Trade receivables		5,523,513	5,349,105
Derivative financial instruments	22	390,207	272,301
Inventories	6	10,818,947	12,923,025
Income tax and social contributions recoverable		972,110	1,808,661
Recoverable indirect taxes	7	1,169,168	1,044,814
Other assets		1,037,654	1,037,873
Current assets		37,552,669	37,816,711

Investment securities		243,688	219,055
Derivative financial instruments	22	440	1,531
Income tax and social contributions recoverable		3,962,541	4,607,486
Recoverable indirect taxes	7	6,770,601	6,708,773
Deferred tax assets	8	9,232,668	6,438,835
Other assets		1,627,612	1,905,194
Employee benefits		55,211	56,582
Long term assets		21,892,761	19,937,456

Investments in joint ventures		309,450	331,939
Property, plant and equipment	9	28,925,194	30,055,690
Intangible		9,464,770	9,222,249
Goodwill	10	39,769,361	40,594,038

Non-current assets		100,361,536	100,141,372

Total assets		137,914,205	137,958,083

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousands of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	09/30/2023	12/31/2022

Trade payables	11	18,222,698	24,328,529
Derivative financial instruments	22	521,106	729,424
Interest-bearing loans and borrowings	12	1,235,671	982,569
Bank overdrafts	5	1,430	74,343
Wages and salaries		2,257,716	2,335,826
Dividends and interest on shareholders’ equity payable		1,470,718	1,464,812
Income tax and social contribution payable		1,297,735	1,118,614
Taxes and contributions payable		4,254,003	5,812,872
Put option granted on subsidiaries and other liabilities		4,233,400	3,512,822
Provisions	13	351,290	180,727
Current liabilities		33,845,767	40,540,538

Trade payables	11	444,127	509,427
Derivative financial instruments	22	4,775	-
Interest-bearing loans and borrowings	12	2,482,000	2,788,137
Deferred tax liabilities	8	3,956,250	3,725,692
Income tax and social contribution payable		1,503,022	1,598,626
Taxes and contributions payable		499,555	670,974
Put option granted on subsidiaries and other liabilities		1,146,515	1,896,758
Provisions	13	467,605	738,982
Employee benefits		2,003,411	2,161,122
Non-current liabilities		12,507,260	14,089,718

Total liabilities		46,353,027	54,630,256

Equity	14
Issued capital		58,177,929	58,130,517
Reserves		92,413,847	92,246,594
Carrying value adjustments		(74,107,562)	(68,421,478)
Retained earnings/(losses)		13,770,686	-
Equity attributable to the equity holders of Ambev		90,254,900	81,955,633
Non-controlling interests		1,306,278	1,372,194
Total equity		91,561,178	83,327,827

Total equity and liabilities		137,914,205	137,958,083

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED INCOME STATEMENT

For the period ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		Nine-month period ended:		Three-month period ended:
	Note	2023	2022	2023	2022

Net sales	16	59,747,622	57,015,789	20,317,765	20,587,642
Cost of sales		(29,990,311)	(29,436,813)	(10,223,018)	(10,648,073)
Gross profit		29,757,311	27,578,976	10,094,747	9,939,569

Distribution expenses		(8,206,220)	(8,144,369)	(2,607,819)	(3,000,375)
Sales and marketing expenses		(5,608,527)	(5,289,261)	(1,776,858)	(1,896,403)
Administrative expenses		(3,893,180)	(3,782,574)	(1,272,024)	(1,314,336)
Other operating income/(expenses), net	17	1,352,248	1,974,840	474,735	348,687
Exceptional items	18	(167,948)	(78,270)	(16,643)	(19,821)
Income from operations		13,233,684	12,259,342	4,896,138	4,057,321

Finance expenses	19	(4,995,496)	(5,791,307)	(1,472,058)	(2,338,749)
Finance income	19	2,086,254	3,448,068	634,162	1,087,685
Net finance result		(2,909,242)	(2,343,239)	(837,896)	(1,251,064)

Share of results of joint ventures		(15,163)	(7,964)	1,440	(2,354)
Income before income tax		10,309,279	9,908,139	4,059,682	2,803,903

Income tax expense	20	122,734	(100,247)	(44,678)	411,103
Net income		10,432,013	9,807,892	4,015,004	3,215,006

Attributable to:
Equity holders of Ambev		10,114,289	9,491,072	3,911,740	3,108,556
Non-controlling interest		317,724	316,820	103,264	106,450

Basic earnings per share – common – R$		0.6424	0.6029	0.2484	0.1975
Diluted earnings per share – common – R$		0.6384	0.5987	0.2469	0.1961

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the period ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

	Nine-month period ended:		Three-month period ended:
	2023	2022	2023	2022

Net income	10,432,013	9,807,892	4,015,004	3,215,006

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge – put option granted on subsidiaries	135,744	80,527	(61,976)	(66,929)
Gains/losses on translation of other foreign operations	(5,845,467)	(4,630,669)	(532,452)	(497,698)
Gains/losses on translation of foreign operations	(5,709,723)	(4,550,142)	(594,428)	(564,627)

Cash flow hedge – gains/(losses)
Recognized in equity (Hedge reserve)	(32,851)	135,417	635,991	303,971
Reclassified from equity (Hedge reserve) and included in profit or loss	(5,949)	(499,093)	111,221	(25,026)
Total cash flow hedge	(38,800)	(363,676)	747,212	278,945

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	3,961	2,692	(269)	929

Other comprehensive (loss)/income	(5,744,562)	(4,911,126)	152,515	(284,753)

Total comprehensive (loss)/income	4,687,451	4,896,766	4,167,519	2,930,253

Attributable to:
Equity holders of Ambev	4,433,195	4,577,900	4,027,481	2,768,965
Non-controlling interest	254,256	318,866	140,038	161,288

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in Note 8 – Deferred income tax and social contribution.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Issued capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2022	58,042,464	55,187,188	31,191,640	-	(61,778,261)	82,643,031	1,374,586	84,017,617

Net Income	-	-	-	9,491,072	-	9,491,072	316,820	9,807,892

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-		-	-	(4,555,962)	(4,555,962)	5,820	(4,550,142)
Cash flow hedges	-		-	-	(359,527)	(359,527)	(4,149)	(363,676)
Actuarial gains/(losses)	-		-	-	2,317	2,317	375	2,692
Total comprehensive income	-	-	-	9,491,072	(4,913,172)	4,577,900	318,866	4,896,766
Capital increase (Note 14)	88,053	(64,289)	-	-	-	23,764	-	23,764
Effect of application of IAS 29 (hyperinflation)	-	-	-	2,816,458	-	2,816,458	8,114	2,824,572
Gains/(losses) of controlling interest	-	-	-	-	(2,708)	(2,708)	(248)	(2,956)
Dividends paid	-	-	-	-	-	-	(327,879)	(327,879)
Purchases of shares, results from treasury shares and share-based payments	-	119,587	-	-	-	119,587	-	119,587
At September 30, 2022	58,130,517	55,242,486	31,191,640	12,307,530	(66,694,141)	90,178,032	1,373,439	91,551,471

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Issued capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2023	58,130,517	55,339,694	36,906,900	-	(68,421,478)	81,955,633	1,372,194	83,327,827

Net Income	-	-	-	10,114,289	-	10,114,289	317,724	10,432,013

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-		-	-	(5,647,643)	(5,647,643)	(62,080)	(5,709,723)
Cash flow hedges	-		-	-	(37,590)	(37,590)	(1,210)	(38,800)
Actuarial gains/(losses)	-		-	-	4,139	4,139	(178)	3,961
Total comprehensive income	-	-	-	10,114,289	(5,681,094)	4,433,195	254,256	4,687,451
Capital increase (Note 14)	47,412	(32,869)	-	-	-	14,543	-	14,543
Effect of application of IAS 29 (hyperinflation)	-	-	-	3,656,397	-	3,656,397	9,556	3,665,953
Options granted on subsidiaries	-	-	-	-	6,666	6,666	-	6,666
Gains/(losses) of controlling interest	-	-	-	-	811	811	-	811
Tax on deemed dividends	-	-	-	-	(12,467)	(12,467)	-	(12,467)
Dividends paid	-	-	-	-	-	-	(331,215)	(331,215)
Purchases of shares, results from treasury shares and share-based payments	-	200,122	-	-	-	200,122	1,487	201,609
At September 30, 2023	58,177,929	55,506,947	36,906,900	13,770,686	(74,107,562)	90,254,900	1,306,278	91,561,178

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the period ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		Nine-month period ended:		Three-month period ended:
	Note	2023	2022	2023	2022

Net income		10,432,013	9,807,892	4,015,004	3,215,006
Depreciation, amortization and impairment		4,902,238	4,323,990	1,671,482	1,523,412
Impairment losses on receivables and inventory		272,126	232,034	87,934	93,120
Additions/(reversals) in provisions and employee benefits		107,301	149,299	35,216	99,116
Net finance costs	19	2,909,242	2,343,239	837,896	1,251,064
Losses/(gains) on sale of property, plant and equipment and intangible assets		(54,551)	(64,952)	(11,978)	(19,039)
Equity-settled share-based payment expenses	21	269,671	217,935	87,761	66,955
Income tax expense	20	(122,734)	100,247	44,678	(411,103)
Share of result of joint ventures		15,163	7,964	(1,440)	2,354
Hedge operations results	22	(239,937)	(572,454)	1,367	(76,238)
Other non-cash items included in profit		(9,031)	(17,946)	-	430
Cash flow from operating activities before changes in working capital and use of provisions		18,481,501	16,527,248	6,767,920	5,745,077

(Increase)/decrease in trade and other receivables		(581,478)	(835,544)	(373,086)	(815,680)
(Increase)/decrease in inventories		833,952	(2,236,594)	996,543	(60,636)
Increase/(decrease) in trade and other payables		(5,612,067)	(3,182,985)	273,352	1,288,617
Cash generated from operations		13,121,908	10,272,125	7,664,729	6,157,378

Interest paid		(552,361)	(419,531)	(264,494)	(205,903)
Interest received		629,430	630,069	256,985	246,436
Dividends received		11,213	5,586	5,935	533
Income tax paid		(2,447,773)	(1,656,896)	259,824	(89,050)
Cash flow from operating activities		10,762,417	8,831,353	7,922,979	6,109,394

Proceeds from sales of property, plant and equipment and intangible assets		83,769	98,011	25,493	39,807
Acquisitions of property, plant and equipment and intangible assets		(3,731,380)	(4,497,574)	(1,282,685)	(1,855,947)
Acquisitions of subsidiaries, net of cash acquired		(46,507)	(2,913)	(46,507)	15
Acquisitions of other investments		(6,334)	(30,000)	2,087	-
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		191,231	509,002	91,488	167,182
Net proceeds/(acquisitions) of other assets		-	15,000	-	-
Cash flow from investing activities		(3,509,221)	(3,908,474)	(1,210,124)	(1,648,943)

Capital increase		14,543	23,764	-	-
Proceeds/(repurchases) of treasury shares		(79,149)	(56,419)	(54,067)	(630)
Acquisitions of non-controlling interest		-	(52)	-	-
Proceeds from borrowings	12	39,482	203,412	1,120	75,537
Repayment of borrowings	12	(180,036)	(196,697)	(48,045)	(120,686)
Cash net of finance costs other than interests		(2,800,028)	(2,772,004)	(861,426)	(558,052)
Payment of lease liabilities		(827,594)	(577,068)	(314,250)	(205,092)
Dividends and interest on shareholders’ equity paid		(292,170)	(282,496)	(125,381)	(117,571)
Cash flow from financing activities		(4,124,952)	(3,657,560)	(1,402,049)	(926,494)

Net increase/(decrease) in cash and cash equivalents		3,128,244	1,265,319	5,310,806	3,533,957
Cash and cash equivalents less bank overdrafts at the beginning of the year		14,852,092	16,597,184	12,013,065	13,610,679
Effect of exchange rate fluctuations on cash and cash equivalents		(567,860)	(588,640)	88,605	129,227
Cash and cash equivalents less bank overdrafts at the end of the year		17,412,476	17,273,863	17,412,476	17,273,863

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

1.	CORPORATE INFORMATION

(a)	Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo – SP, Brazil, has as its purpose, either directly or through participation in other companies, the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its own and of third-party products; the sale of promotional and advertising materials; and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”) and AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”).

The interim financial statements were approved, in their final form, by the Board of Directors on October 30, 2023, as well as by Fiscal Council, that is favorable to filling the the interim consolidated financial statements for the period ended September 30, 2023.

(b)	Major corporate events in 2023 and 2022

Tax Credits - 2022

After the decision of the Federal Supreme Court (“STF”) in the judgment of RE 574,706/PR, rendered in 2017 and ratified in May 2021, which declared the unconstitutionality of the inclusion of the ICMS in the taxable base of PIS and COFINS, the General Attorney’s Office (“PGFN”), with binding effects, ruled on the content and effects of this decision. The PGFN normative (PGFN Opinion 14,483/2021) presented its understanding of the limits of the judgment and equated the procedures that must be observed by the Tax Administration in relation to the matter, especially with regard to issues related to the ICMS to be excluded from the taxable base of PIS and COFINS, temporal aspects regarding the applicability of the STF understanding (modulation of effects) and the impacts of said exclusion on the credits recorded by the purchasers upon acquisitions.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

In view of the pacification and the binding understanding of the subject by the PGFN, the Company concluded, in the second trimester of 2022 analysis that allowed an accounting recognition of R$1.2 billion at the same period, regarding the tax credit of the exclusion of the ICMS in the taxable base of PIS and COFINS in subsidiaries operations.

Renegotiation of Tenedora’s shareholders agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as the shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company headquartered in the Dominican Republic, the owner of almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to Tenedora’s Shareholders Agreement (the “Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. ELJ is currently the owner of 15% of Tenedora’s shares, and its put option is now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and over the Tranche B shares to be exercised starting in 2029. At September 30, 2023, there were no exercises for these options. The details of the assumptions used for these options are described in Note 22 – Financial Instruments (Item IV (d)).

2.	STATEMENT OF COMPLIANCE

The consolidated interim financial statements have been prepared using the going-concern accounting basis and are being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and are disclosed with relevant information and changes in the period, without the level of detail in certain accompanying notes previously disclosed, avoiding repetition, which, in Management's opinion, provides an understanding of the Company's equity position and performance during the interim period. Therefore, the consolidated interim financial statements should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2022. To avoid duplication of disclosures which are included in the annual financial statements, the following notes below are not disclosed:

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(a)	Payroll and related benefits (Note 9);
(b)	Additional information on operating expenses by nature (Note 10);
(c)	Intangibles (Note 15);
(d)	Investment securities (Note 16);
(e)	Trade receivables (Note 20);
(f)	Employee benefits (Note 24);
(g)	Group companies (Note 32); and
(h)	Insurance (Note 33).

In addition, the following notes are not in the same level of detail presented in the consolidated annual financial statements, for the year ended December 31, 2022:

(a)	Summary of significant accounting policies (Note 3);
(b)	Use of estimates and judgments (Note 4);
(c)	Property, plant and equipment (Note 13);
(d)	Goodwill (Note 14);
(e)	Deferred income tax and social contribution (Note 17);
(f)	Interest-bearing loans and borrowings (Note 23);
(g)	Changes in equity (Note 22);
(h)	Share-based payments (Note 25);
(i)	Trade payables (Note 26);
(j)	Contingencies (Note 30); and
(k)	Related parties (Note 31).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in the accounting policies and calculation methods used for the interim financial statements as at September 30, 2023 compared to those presented in the financial statements for the years ended December 31, 2022.

(a)	Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand. The measurement basis used in preparing the interim financial statements is the historical cost, net realizable value, fair value or recoverable amount.

(b)	Recently issued IFRS

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The revised standards and new standards, which became effective in 2023 are not applicable or did not have any material impact for the Company for the preparation of these consolidated financial statements.

Other Standards, Interpretations and Amendments to Standards

On May, 25 2023, IASB issued changes in IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosures, which establishes new disclosure requirements of supplier finance arrangements, known as reverse factoring. These requirements should be adopted by companies subject to IFRS from 2024 onwards.

Is not expected that these changes have a significant impact in the interim consolidated financial statements of the entity. In addition, there are no other standards, standard changes or IFRIC interpretations that still hasn’t been in force and that may have a significant impact in entity’s financial statements.

(c)	Foreign currency conversion

Exchange rates

The main exchange rates used in the preparation of the Company’s interim financial statements are as follows:

			Closing rate		Average rate
					Nine-month period ended:		Three-month period ended:
Currency	Name	Country	09/30/2023	12/31/2022	09/30/2023	09/30/2022	06/30/2023	06/30/2022

CAD	Canadian Dollar	Canada	3.7289	3.8540	3.7174	3.9951	3.7682	3.9808
DOP	Dominican Peso	Dominican Republic	0.0881	0.0925	0.0899	0.0915	0.0921	0.0902
USD	US Dollar	Panamá and Cuba	5.0076	5.2177	5.0140	5.0918	5.1171	5.0490
GTQ	Quetzal	Guatemala	0.6385	0.6623	0.6401	0.6585	0.6542	0.6547
ARS	Argentinean Peso	Argentina	0.0143	0.0295	0.0203	0.0450	0.0240	0.0464
BOB	Bolivian Peso	Bolivia	0.7195	0.7497	0.7204	0.7316	0.7352	0.7254
PYG	Guarani	Paraguay	0.0007	0.0007	0.0007	0.0007	0.0007	0.0007
UYU	Uruguayan Peso	Uruguay	0.1299	0.1302	0.1303	0.1214	0.1311	0.1190
CLP	Chilean Peso	Chile	0.0055	0.0061	0.0061	0.0061	0.0063	0.0061
BBD	Barbadian Dollar	Barbados	2.4685	2.5721	2.4717	2.5100	2.5225	2.4890

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments relating to the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period during which they are realized, or future periods.

The estimates and judgments used in the preparation of these interim consolidated financial statements for the nine-month period ended September 30, 2023 have not changed from those valid on December 31, 2022.

5.	CASH AND CASH EQUIVALENTS

	09/30/2023	12/31/2022

Cash	153,144	280,850
Current bank accounts	6,000,874	5,990,271
Short-term bank deposits (i)	11,259,888	8,655,314
Cash and cash equivalents	17,413,906	14,926,435

Bank overdrafts	(1,430)	(74,343)
Cash and cash equivalents less bank overdraft	17,412,476	14,852,092

(i) The balance refers mostly to Bank Deposit Certificates (“CDBs”), of high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The cash and cash equivalents balance include the amount of R$3,137 million as at September 30, 2023 (R$3,083 million in 2022), which is not freely transferable to the parent company due to remittance restrictions in Cuba and Argentina.

6.	INVENTORY

	09/30/2023	12/31/2022

Finished goods	3,748,671	4,094,014
Work in progress	847,991	845,661
Raw materials and consumables	4,946,064	6,798,273
Spare parts and others	944,884	986,925
Prepayments	444,799	358,325
Impairment losses	(113,462)	(160,173)
	10,818,947	12,923,025

The changes in impairment losses on inventory are as follows:

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

At December 31, 2021	(157,774)
Effects of movements in foreign exchange in the balance sheet	11,892
Provisions	(181,098)
Write-off	199,281
At September 30, 2022	(127,699)

At December 31, 2022	(160,173)
Effects of movements in foreign exchange in the balance sheet	7,219
Provisions	(187,632)
Write-off	227,124
At September 30, 2023	(113,462)

7.	RECOVERABLE INDIRECT TAXES
	09/30/2023	12/31/2022
PIS/COFINS exclusion of ICMS (i)	236,000	73,451
PIS/COFINS	264,467	242,665
ICMS	450,720	542,195
IPI	119,414	131,022
Other	98,567	55,481
Current	1,169,168	1,044,814

PIS/COFINS exclusion of ICMS (i)	5,987,426	5,992,800
ICMS	441,520	423,158
Other	341,655	292,815
Non-current	6,770,601	6,708,773

Total	7,939,769	7,753,587

(i) As detailed in Note 24 – Contingencies, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS from the calculation basis. The corresponding entry for recognition is recorded in the item Recoverable PIS/COFINS – exclusion of ICMS, according to the table above.

From the first quarter of 2023, the nomenclature “Recoverable Taxes” was changed to “Recoverable Indirect Taxes”.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

8.        DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The details of the amount of deferred income tax and social contribution by type of temporary difference are as follows:

	09/30/2023			12/31/2022
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	8,046	-	8,046	7,521	-	7,521
Intangible	-	(1,666,084)	(1,666,084)	-	(1,690,219)	(1,690,219)
Employee benefits	845,535	(437)	845,098	951,213	-	951,213
Trade payables	3,033,539	(2,699)	3,030,840	3,232,776	(2,884)	3,229,892
Trade receivables	40,193	(4,159)	36,034	38,620	(3,802)	34,818
Derivatives	34,219	(122,798)	(88,579)	95,130	(44,806)	50,324
Interest-bearing loans and borrowings	446	(434)	12	490	(893)	(403)
Inventories	273,550	(93,878)	179,672	413,856	(139,281)	274,575
Property, plant and equipment	932,958	(2,166,072)	(1,233,114)	899,531	(2,177,094)	(1,277,563)
Withholding tax on undistributed profits and royalties	-	(1,268,922)	(1,268,922)	-	(1,877,574)	(1,877,574)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders’ equity	2,758,884	-	2,758,884	-	-	-
Losses carried forward	2,841,507	-	2,841,507	2,660,683	-	2,660,683
Provisions	990,811	(28,725)	962,086	819,288	-	819,288
Complement of income tax of foreign subsidiaries due in Brazil	-	(65,015)	(65,015)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	27,797	(18,286)	9,511	35,061	(11,371)	23,690
ICMS on the assessment bases of PIS/COFINS	-	(155,118)	(155,118)	-	(168,232)	(168,232)
Other items	338,324	(835,175)	(496,851)	260,861	(164,142)	96,719
Gross deferred tax assets/(liabilities)	12,125,809	(6,849,391)	5,276,418	9,415,030	(6,701,887)	2,713,143
Netting by taxable entity	(2,893,141)	2,893,141	-	(2,976,195)	2,976,195	-
Net deferred tax assets/(liabilities)	9,232,668	(3,956,250)	5,276,418	6,438,835	(3,725,692)	2,713,143

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

As at September 30, 2023 the deferred tax assets and liabilities related to combined tax losses which are expected to be utilized or settled using temporary differences, as follows:

	09/30/2023
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	8,046	8,046
Intangible	(1,284)	(1,664,800)	(1,666,084)
Employee benefits	183,208	661,890	845,098
Trade payables	(208,437)	3,239,277	3,030,840
Trade receivables	23,062	12,972	36,034
Derivatives	(264,777)	176,198	(88,579)
Interest-bearing loans and borrowings	(212)	224	12
Inventories	260,593	(80,921)	179,672
Property, plant and equipment	(4,534)	(1,228,580)	(1,233,114)
Withholding tax on undistributed profits and royalties	-	(1,268,922)	(1,268,922)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders’ equity	2,758,884	-	2,758,884
Provisions	505,449	456,637	962,086
Complement of income tax of foreign subsidiaries due in Brazil	(65,015)	-	(65,015)
Impact of the adoption of IFRS 16 (Leases)	-	9,511	9,511
ICMS on the assessment bases of PIS/COFINS	-	(155,118)	(155,118)
Other items	(118,914)	(377,937)	(496,851)
Total	3,068,023	(633,112)	2,434,911

Deferred tax related to tax losses	09/30/2023
2023	369,089
2024	114,223
2025	102,307
2026	106,593
2027	1,035,297
2028 to 2030	733,262
2031 to 2032 (i)	380,736
Total	2,841,507

(i) There is no expectation of realization beyond a term of ten years.

As of September 30, 2023, besides the tax credits related to tax losses effectively recognized in the amounts disclosed above, other tax credits related to accumulated tax losses in the amount of R$725,522 (R$875,267 in 2022) - which are equivalent, in value basis, to R$2,750,720 at September 30, 2023 (R$3,359,497 in December 31, 2022) - were not recorded, since their realization is not probable in currently Management evaluation.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2022	2,713,143
Recognition of actuarial gains/(losses)	(67)
Investment hedge – put option granted on subsidiaries	(69,930)
Cash flow hedge – gains/(losses)	28,947
Gains/(losses) on translation of other foreign operations	330,216
Recognized in other comprehensive income	289,166
Recognized in the income statement	2,912,842
Changes directly in the balance sheet	(638,733)
Recognized in deferred tax	(543,633)
Effect of application of IAS 29 (hyperinflation)	(543,633)
Recognized in other balance sheet group	(95,100)
At September 30, 2023	5,276,418

9.	PROPERTY, PLANT AND EQUIPMENT

	09/30/2023	12/31/2022
Property, plant and equipment	25,758,267	26,961,300
Right of use assets	3,166,926	3,094,390
	28,925,193	30,055,690

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2021	13,539,889	37,469,551	7,526,730	5,404,521	63,940,691
Effects of movements in foreign exchange in the balance sheet	(1,075,903)	(3,378,423)	(879,479)	(360,672)	(5,694,477)
Effects of application of IAS 29 (hyperinflation)	870,517	2,890,991	744,355	252,720	4,758,583
Acquisitions	11,197	1,283,543	87,339	4,923,571	6,305,650
Disposals and write-offs	(24,603)	(1,531,367)	(349,763)	(10)	(1,905,743)
Transfers from/(to) other asset categories	1,173,106	3,083,855	553,405	(5,870,382)	(1,060,016)
At December 31, 2022	14,494,203	39,818,150	7,682,587	4,349,748	66,344,688
Effects of movements in foreign exchange in the balance sheet	(1,184,768)	(3,428,770)	(927,397)	(200,757)	(5,741,692)
Effects of application of IAS 29 (hyperinflation)	931,405	3,190,479	813,923	137,011	5,072,818
Acquisitions	2,030	970,022	30,859	2,303,198	3,306,109
Disposals and write-offs	(1,874)	(675,396)	(79,212)	-	(756,482)
Transfers from/(to) other asset categories	454,858	1,340,133	524,604	(2,818,565)	(498,970)
At September 30, 2023	14,695,854	41,214,618	8,045,364	3,770,635	67,726,471

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation
At December 31, 2021	(4,449,481)	(26,585,042)	(6,242,098)	-	(37,276,621)
Effects of movements in foreign exchange in the balance sheet	243,770	2,311,071	767,887	-	3,322,728
Effects of application of IAS 29 (hyperinflation)	(157,793)	(1,938,440)	(647,696)	-	(2,743,929)
Depreciation	(436,447)	(3,160,997)	(579,654)	-	(4,177,098)
Disposals and write-offs	4,526	1,515,730	335,175	-	1,855,431
Transfers from/(to) other asset categories	57	32,721	7,341	-	40,119
Impairment losses	(410)	(403,637)	29	-	(404,018)
At December 31, 2022	(4,795,778)	(28,228,594)	(6,359,016)	-	(39,383,388)
Effects of movements in foreign exchange in the balance sheet	238,129	2,338,710	804,427	-	3,381,266
Effects of application of IAS 29 (hyperinflation)	(176,492)	(2,306,952)	(715,704)	-	(3,199,148)
Depreciation	(362,844)	(2,500,601)	(420,207)	-	(3,283,652)
Disposals and write-offs	995	701,267	70,441	-	772,703
Transfers from/(to) other asset categories	(2,702)	320,128	(295,604)	-	21,822
Impairment losses	(15)	(277,673)	(119)	-	(277,807)
At September 30, 2023	(5,098,707)	(29,953,715)	(6,915,782)	-	(41,968,204)

Carrying amount:
At December 31, 2022	9,698,425	11,589,556	1,323,571	4,349,748	26,961,300
At September 30, 2023	9,597,147	11,260,903	1,129,582	3,770,635	25,758,267

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Right-of-use assets:

	Buildings	Machinery, equipment and vehicles	Others	Total
Acquisition cost
At December 31, 2021	2,307,181	2,023,890	111,705	4,442,776
Effects of movements in foreign exchange in the balance sheet	(111,567)	(11,725)	(5,411)	(128,703)
Additions	627,999	915,042	94,670	1,637,711
Write-offs	(11,221)	(252,542)	-	(263,763)
Transfers from/(to) other asset categories	(114,039)	21,695	(7,816)	(100,160)
At December 31, 2022	2,698,353	2,696,360	193,148	5,587,861
Effects of movements in foreign exchange in the balance sheet	(51,550)	(11,622)	(14,845)	(78,017)
Effect of application of IAS 29 (hyperinflation)	22,193	9,761	22,798	54,752
Additions	263,359	977,649	19,004	1,260,012
Write-offs	(49,494)	(380,054)	-	(429,548)
Transfers from/(to) other asset categories	2,989	(3,473)	(4,970)	(5,454)
At September 30, 2023	2,885,850	3,288,621	215,135	6,389,606

	Buildings	Machinery, equipment and vehicles	Others	Total
Depreciation
At December 31, 2021	(1,101,199)	(724,183)	(57,203)	(1,882,585)
Effects of movements in foreign exchange in the balance sheet	47,332	6,040	2,915	56,287
Depreciation	(391,625)	(415,310)	(38,550)	(845,485)
Write-offs	20,918	58,011	-	78,929
Transfers (from)/to other asset categories	77,057	11,799	10,527	99,383
At December 31, 2022	(1,347,517)	(1,063,643)	(82,311)	(2,493,471)
Effects of movements in foreign exchange in the balance sheet	21,603	5,097	3,349	30,049
Effect of application of IAS 29 (hyperinflation)	(7,916)	(8,155)	(3,800)	(19,871)
Depreciation	(335,965)	(485,909)	(41,330)	(863,204)
Write-offs	15,734	104,637	-	120,371
Transfers (from)/to other asset categories	(5,800)	(33)	9,279	3,446
At September 30, 2023	(1,659,861)	(1,448,006)	(114,813)	(3,222,680)

Carrying amount:
At December 31, 2022	1,350,836	1,632,717	110,837	3,094,390
At September 30, 2023	1,225,989	1,840,615	100,322	3,166,926

Term contracts and discount rate

The Company estimated discount rates, based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the rates applied:

	Rate %
Lease Term	09/30/2023	12/31/2022
2023 - 2027	11.12%	9.46%
2028 - 2032	10.91%	10.27%
2033 - 2035	16.47%	15.16%

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated
10.	GOODWILL

	09/30/2023	12/31/2022

Balance at the end of the previous year	40,594,038	42,411,260
Effects of movements in foreign exchange in the balance sheet	(2,507,758)	(3,510,494)
Effect of application of IAS 29 (hyperinflation)	1,688,287	1,709,880
Acquisitions, (write-offs) and disposal through business combinations	(5,206)	(16,608)
Balance at the end of the year	39,769,361	40,594,038

Impairment testing

The impairment test is updated annually considering the most accurate estimates calculated by Management. There are no indications of impairment until September 30, 2023.

11.	TRADE PAYABLES

	09/30/2023	12/31/2022

Trade payables	17,249,379	23,498,099
Related parties (Note 25)	973,319	830,430
Current	18,222,698	24,328,529

Trade payables	150,219	165,871
Related parties (Note 25)	293,908	343,556
Non-current	444,127	509,427

Total	18,666,825	24,837,956

The Company recognizes its third party and related party vendor obligations in trade payables line. When relevant, vendor trade payables are adjusted at present value. Therefore, the present value adjustment recorded for trade payables, at September 30, 2023 is R$336 million (R$367 million at December 31, 2022).

The controlled companies in Argentina, Chile, Paraguay and Panama have transactions with discounted trade bills with endorsement (trade payables securitization) with vendors in the amount of R$139.0 million at September 30, 2023 (R$219.3 million at December 31, 2022). In general, the abovementioned discounted trade bills transactions occur by legal impositions existing in these jurisdictions. These transactions maintain commercial characteristics since there are no changes in previously established conditions and its vendor’s choice to carry out the anticipation of its trade receivables with the Company.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

12.    INTEREST-BEARING LOANS AND BORROWINGS

	Current liabilities	Non - current liabilities
At December 31, 2022	982,569	2,788,137
Proceeds	-	39,482
Payments	(180,036)	-
Foreign exchange	(446,971)	414,107
Transfers between current and non-current	1,291,642	(1,291,642)
New lease agreements	449,564	480,883
Interest on leases	157,240	-
Payment of lease liabilities	(984,834)	-
Other movements	(33,503)	51,033
At September 30, 2023	1,235,671	2,482,000

As at September 30, 2023, as well as at December 31, 2022, there were no events of default, breach of covenant clauses or significant contractual changes that would result in changes to the payment terms of loan and financing contracts.

13.	PROVISIONS

(a) Provision changes

	Balance as at December 31, 2021	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at December 31, 2022

Provision for disputes and litigation
Taxes on sales	218,553	-	157,621	(85,842)	(43,384)	246,948
Labor	124,188	(4,605)	194,228	(161,975)	(19,735)	132,101
Civil	252,954	(17,537)	312,731	(196,613)	(15,601)	335,934
Other taxes	162,989	(8,097)	60,145	(7,181)	(14,927)	192,929
Total provision for disputes and litigation	758,684	(30,239)	724,725	(451,611)	(93,647)	907,912

Restructuring	17,406	(2,015)	-	(3,594)	-	11,797

Total provisions	776,090	(32,254)	724,725	(455,205)	(93,647)	919,709

	Balance as at December 31, 2022	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at September 30, 2023

Provision for disputes and litigation
Taxes on sales	246,948	-	42,269	(17,272)	(21,397)	250,548
Labor	132,101	(2,763)	176,399	(138,425)	(38,861)	128,451
Civil	335,934	(17,576)	83,758	(110,324)	(28,245)	263,547
Other taxes	192,929	(4,094)	9,736	(8,420)	(15,838)	174,313
Total provision for disputes and litigation	907,912	(24,433)	312,162	(274,441)	(104,341)	816,859

Restructuring	11,797	(416)	647	(9,992)	-	2,036

Total provisions	919,709	(24,849)	312,809	(284,433)	(104,341)	818,895

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated
(b)	Expected settlement

	09/30/2023			12/31/2022
	Current	Non-current	Total	Current	Non-current	Total

Provision for disputes and litigation
Taxes on sales	99,037	151,511	250,548	53,103	193,845	246,948
Labor	59,728	68,723	128,451	27,210	104,891	132,101
Civil	174,414	89,133	263,547	72,891	263,043	335,934
Other taxes	16,075	158,238	174,313	22,925	170,004	192,929
Total provision for disputes and litigation	349,254	467,605	816,859	176,129	731,783	907,912

Restructuring	2,036	-	2,036	4,598	7,199	11,797

Total provisions	351,290	467,605	818,895	180,727	738,982	919,709

The expected settlement of provisions was based on management’s best estimate at the interim balance sheet date.

(c) Main lawsuits with a probable likelihood of loss:

(c.1) Sales taxes

In Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

(c.2) Labor

The Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company and its subsidiaries are involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

The processes representing possible likelihood of loss are disclosed in Note 24 – Contingencies.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

14.    CHANGES IN EQUITY

(a) Capital stock

	09/30/2023		12/31/2022
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,750,217	58,130,517	15,744,452	58,042,464
Capital increase (i)	3,616	47,412	5,765	88,053
Final balance (ii)	15,753,833	58,177,929	15,750,217	58,130,517

(i) Capital increase related to the issue of shares.

(ii) The capital stock is fully subscribed and paid up.

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2022	(1,037,711)	53,662,811	700,898	1,861,190	55,187,188
Capital increase	-	-	-	(64,289)	(64,289)
Purchases of shares, results from treasury shares and share-based payments	(38,320)	-	-	157,907	119,587
At September 30, 2022	(1,076,031)	53,662,811	700,898	1,954,808	55,242,486

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2023	(1,073,506)	53,662,811	700,898	2,049,491	55,339,694
Capital increase	-	-	-	(32,869)	(32,869)
Purchases of shares, results from treasury shares and share-based payments	(31,241)	-	-	231,363	200,122
At September 30, 2023	(1,104,747)	53,662,811	700,898	2,247,985	55,506,947

(b.1) Purchase of shares and result of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the results of treasury shares related to gains and losses on share-based payment transactions and others.

The changes in treasury shares are as follows:

	Acquisition/realization of shares		Result of Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2022	5,783	(98,140)	(939,571)	(1,037,711)
Changes during the year	2,860	(36,254)	(2,066)	(38,320)
At September 30, 2022	8,643	(134,394)	(941,637)	(1,076,031)

	Acquisition/realization of shares		Result of Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2023	8,482	(131,877)	(941,629)	(1,073,506)
Changes during the year	2,376	(28,373)	(2,868)	(31,241)
At September 30, 2023	10,858	(160,250)	(944,497)	(1,104,747)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(b.2) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire shares in the Company.

The share-based payment reserve recorded a charge of R$269,671 on September 30, 2023 (R$217,935 at September 30, 2022) (Note 21 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2022	18,359,259	4,456	12,827,925	31,191,640
At September 30, 2022	18,359,259	4,456	12,827,925	31,191,640

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2023	22,055,901	4,456	14,846,543	36,906,900
At September 30, 2023	22,055,901	4,456	14,846,543	36,906,900

There was no change in net income reserves in the third quarter of 2022 and 2023.

(c.1) Tax incentives

The Company recognizes in its equity, in the net income reserves line, the fiscal incentives regarding government subsidies at the respective fiscal year.

In general, these incentives are related to industrial development programs to generate employment, promote regional decentralization, and complement and diversify the industrial base of the states. In these states, the grace periods and use and reductions are set out according to the legislation upon which those incentives are based on, depending on their nature, when conditions for obtaining these grants exist, they are under Company’s control. The treatment due to the incentives comply with current federal, state and municipal legislations, specially with Complementary Federal Law 160/2017 and by Convênio CONFAZ 190/2017, as well as Federal Law 12,973/2014. State fiscal incentives related to sales taxes are recognized as government subsidies for investments, aligned with the STJ interpretation manifested in the judgment ERESP nº 1,517,492/PR, as of the judgment of subject nº 1,182.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year and therefore was not being used as a basis for dividend distribution, was composed of the following:

	09/30/2023	09/30/2022
ICMS (Brazilian state value-added tax)	2,173,355	1,748,296
Income tax	77,282	166,581
	2,250,637	1,914,877

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(c.2) Interest on shareholders’ equity/dividends

There was no payment of dividends or interest on shareholders’ equity by the Company in the nine-month periods ended September 30, 2022 and September 30, 2023.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2022	13,526,157	1,225,253	(1,131,476)	(6,666)	(121,599)	156,091	(75,426,021)	(61,778,261)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(4,555,962)	-	-	-	-	-	-	(4,555,962)
Cash flow hedges	-	(359,527)	-	-	-	-	-	(359,527)
Actuarial gains/(losses)	-	-	2,317	-	-	-	-	2,317
Total comprehensive income	(4,555,962)	(359,527)	2,317	-	-	-	-	(4,913,172)
Gains/(losses) of controlling interest	-	-	-	-	(2,708)	-	-	(2,708)
At September 30, 2022	8,970,195	865,726	(1,129,159)	(6,666)	(124,307)	156,091	(75,426,021)	(66,694,141)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2023	6,753,983	908,521	(664,985)	(6,666)	(130,578)	156,091	(75,437,844)	(68,421,478)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(5,647,643)	-	-	-	-	-	-	(5,647,643)
Cash flow hedges	-	(37,590)	-	-	-	-	-	(37,590)
Actuarial gains/(losses)	-	-	4,139	-	-	-	-	4,139
Total comprehensive income	(5,647,643)	(37,590)	4,139	-	-	-	-	(5,681,094)
Options granted on subsidiaries	-	-	-	6,666	-	-	-	6,666
Gains/(losses) of controlling interest	-	-	-	-	811	-	-	811
Tax on deemed dividends	-	-	-	-	(12,467)	-	-	(12,467)
At September 30, 2023	1,106,340	870,931	(660,846)	-	(142,234)	156,091	(75,437,844)	(74,107,562)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

15.	SEGMENT REPORTING

(a)	Reportable segments nine-month–period ended in:
	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Net sales	32,771,548	29,818,955	7,248,389	6,725,700	12,295,919	12,556,930	7,431,766	7,914,204	59,747,622	57,015,789
Cost of sales	(17,129,140)	(16,216,381)	(3,694,681)	(3,524,239)	(6,021,639)	(6,368,430)	(3,144,851)	(3,327,763)	(29,990,311)	(29,436,813)
Gross profit	15,642,408	13,602,574	3,553,708	3,201,461	6,274,280	6,188,500	4,286,915	4,586,441	29,757,311	27,578,976
Distribution expenses	(4,605,066)	(4,254,404)	(618,859)	(741,903)	(1,548,041)	(1,610,887)	(1,434,254)	(1,537,175)	(8,206,220)	(8,144,369)
Sales and marketing expenses	(3,176,039)	(2,764,761)	(514,397)	(477,347)	(1,096,064)	(1,140,120)	(822,027)	(907,033)	(5,608,527)	(5,289,261)
Administrative expenses	(2,498,819)	(2,383,923)	(299,715)	(225,010)	(633,577)	(645,192)	(461,069)	(528,449)	(3,893,180)	(3,782,574)
Other operating income/(expenses)	1,316,885	1,900,624	(12,446)	31,095	31,891	32,251	15,918	10,870	1,352,248	1,974,840
Exceptional items	(124,987)	(29,408)	(16,989)	(10,625)	(25,325)	(37,997)	(647)	(240)	(167,948)	(78,270)
Income from operations	6,554,382	6,070,702	2,091,302	1,777,671	3,003,164	2,786,555	1,584,836	1,624,414	13,233,684	12,259,342
Net finance costs									(2,909,242)	(2,343,239)
Share of results of joint ventures									(15,163)	(7,964)
Income before income tax									10,309,279	9,908,139
Income tax expense									122,734	(100,247)
Net income									10,432,013	9,807,892

EBITDA									18,120,759	16,575,368
Depreciation, amortization and impairment									(4,902,238)	(4,323,990)
Net finance costs									(2,909,242)	(2,343,239)
Income tax expense									122,734	(100,247)
Net income									10,432,013	9,807,892

EBITDA margin as a %									30.3%	29.1%

Acquisition of property, plant and equipment	2,452,714	2,841,762	406,888	745,953	656,534	726,039	215,244	183,820	3,731,380	4,497,574

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(continued)

	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022

Segment assets	56,768,409	57,353,828	14,280,706	15,385,644	20,422,976	22,044,529	15,580,975	16,093,315	107,053,066	110,877,316
Intersegment elimination									(2,414,034)	(2,533,082)
Non-segmented assets (iii)									33,275,173	29,613,849
Total assets									137,914,205	137,958,083

Segment liabilities	23,666,377	29,153,247	4,417,051	5,097,957	4,999,707	6,843,640	4,384,880	5,053,663	37,468,015	46,148,507
Intersegment elimination									(2,414,036)	(2,534,093)
Non-segmented liabilities (iii)									102,860,226	94,343,669
Total liabilities									137,914,205	137,958,083

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) The non-segmented assets relate primarily to cash and cash equivalents, taxes and investments balances. The non-segmented liabilities relate primarily to shareholders' equity, taxes and derivatives balances.

For the nine-month period ended September 30, 2023, non-current assets attributed to Brazil (country of domicile) and Canada amounted to R$44.8 billion and R$12.2 billion, respectively (R$44.6 billion and R$13.7 billion, respectively, as of December 31, 2022). In its Argentine operations, the Company recorded net revenue of R$7.2 billion as of September 30, 2023 (R$7.7 billion as of September 30, 2022), and segmented non-current assets attributed to this same country amounted to R$9.2 billion for the period ended September 30, 2023 (R$9.7 billion as of December 31, 2022).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(b)	Reportable segments – three-month periods ended in:

	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Net sales	11,358,804	10,768,404	2,469,249	2,218,983	3,897,959	4,505,318	2,591,753	3,094,937	20,317,765	20,587,642
Cost of sales	(5,858,569)	(5,851,703)	(1,317,879)	(1,201,320)	(1,972,837)	(2,277,506)	(1,073,733)	(1,317,544)	(10,223,018)	(10,648,073)
Gross profit	5,500,235	4,916,701	1,151,370	1,017,663	1,925,122	2,227,812	1,518,020	1,777,393	10,094,747	9,939,569
Distribution expenses	(1,523,667)	(1,532,703)	(152,709)	(287,256)	(448,112)	(590,570)	(483,331)	(589,846)	(2,607,819)	(3,000,375)
Sales and marketing expenses	(1,019,223)	(938,993)	(159,329)	(197,427)	(338,927)	(413,090)	(259,379)	(346,893)	(1,776,858)	(1,896,403)
Administrative expenses	(821,030)	(822,695)	(83,311)	(95,675)	(204,452)	(234,269)	(163,231)	(161,697)	(1,272,024)	(1,314,336)
Other operating income/(expenses)	494,546	351,475	(16,904)	(3,815)	(6,060)	(1,623)	3,153	2,650	474,735	348,687
Exceptional items	(3,099)	(10,145)	(2,825)	(1,977)	(10,072)	(7,459)	(647)	(240)	(16,643)	(19,821)
Income from operations	2,627,762	1,963,640	736,292	431,513	917,499	980,801	614,585	681,367	4,896,138	4,057,321
Net finance costs									(837,896)	(1,251,064)
Share of results of joint ventures									1,440	(2,354)
Income before income tax									4,059,682	2,803,903
Income tax expense									(44,678)	411,103
Net income									4,015,004	3,215,006

EBITDA									6,569,060	5,578,379
Depreciation, amortization and impairment									(1,671,482)	(1,523,412)
Net finance costs									(837,896)	(1,251,064)
Income tax expense									(44,678)	411,103
Net income									4,015,004	3,215,006

EBITDA margin as a %									32.3%	27.1%

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(c)     Additional information – by business unit:

	Nine-month period ended:						Three-month period ended:
	Brazil						Brazil
	Beer		Soft drinks and Non-alcoholic and non-carbonated		Total		Beer		Soft drinks and Non-alcoholic and non-carbonated		Total
	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Net sales	27,533,278	25,063,325	5,238,270	4,755,630	32,771,548	29,818,955	9,552,475	9,050,238	1,806,329	1,718,166	11,358,804	10,768,404
Cost of sales	(14,123,533)	(13,363,676)	(3,005,607)	(2,852,705)	(17,129,140)	(16,216,381)	(4,790,678)	(4,852,054)	(1,067,891)	(999,649)	(5,858,569)	(5,851,703)
Gross profit	13,409,745	11,699,649	2,232,663	1,902,925	15,642,408	13,602,574	4,761,797	4,198,184	738,438	718,517	5,500,235	4,916,701
Distribution expenses	(3,712,906)	(3,494,127)	(892,160)	(760,277)	(4,605,066)	(4,254,404)	(1,224,136)	(1,261,328)	(299,531)	(271,375)	(1,523,667)	(1,532,703)
Sales and marketing expenses	(2,831,057)	(2,485,910)	(344,982)	(278,851)	(3,176,039)	(2,764,761)	(917,522)	(824,055)	(101,701)	(114,938)	(1,019,223)	(938,993)
Administrative expenses	(2,172,054)	(2,084,221)	(326,765)	(299,702)	(2,498,819)	(2,383,923)	(722,307)	(720,057)	(98,723)	(102,638)	(821,030)	(822,695)
Other operating income/(expenses)	988,676	1,551,889	328,209	348,735	1,316,885	1,900,624	385,146	251,538	109,400	99,937	494,546	351,475
Exceptional items	(124,987)	(26,250)	-	(3,158)	(124,987)	(29,408)	(3,099)	(8,777)	-	(1,368)	(3,099)	(10,145)
Income from operations	5,557,417	5,161,030	996,965	909,672	6,554,382	6,070,702	2,279,879	1,635,505	347,883	328,135	2,627,762	1,963,640
Net finance costs					(1,662,585)	(683,654)					(350,417)	(465,944)
Share of results of joint ventures					(4,422)	(7,762)					398	(2,935)
Income before income tax					4,887,375	5,379,286					2,277,743	1,494,761
Income tax expense					1,978,005	1,513,603					576,063	918,076
Net income					6,865,380	6,892,889					2,853,806	2,412,837

EBITDA					9,540,813	8,479,820					3,657,009	2,794,628
Depreciation, amortization and impairment					(2,990,853)	(2,416,880)					(1,028,849)	(833,923)
Net finance costs					(1,662,585)	(683,654)					(350,417)	(465,944)
Income tax expense					1,978,005	1,513,603					576,063	918,076
Net income					6,865,380	6,892,889					2,853,806	2,412,837

EBITDA margin as a %					29.1%	28.4%					32.2%	26.0%

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

16.	NET SALES

In compliance with the Federal Law 6,404/76, Company discloses the reconciliation between gross sales and net sales presented in the consolidated income statement. The values by each operational segment are disclosed in note 15 – Segment reporting.

	Nine-month period ended:		Three-month period ended:
	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Gross sales and/or services	91,735,377	90,418,564	31,325,320	32,787,644
Excise duty	(18,531,708)	(17,653,480)	(6,384,749)	(6,348,465)
Discounts	(13,456,047)	(15,749,295)	(4,622,806)	(5,851,537)
	59,747,622	57,015,789	20,317,765	20,587,642

At gross sales and/or services line, the Company recognizes the best estimate received or to be received regarding the products and services offered for its clients. Gross sales are disclosed before taxes on sales and discounts.

The gross sales obtained by the Company, in general, are subject to the incidence of certain taxes and contributions, which are calculated and paid to fiscal authorities in accordance with current federal, municipal and state legislation of each country where the Company operates, and do not result in equity increase for the Group. These taxes and contributions are deducted from gross sales and relate substantially to tax on transactions concerning the circulation of goods (“ICMS”), social integration program (“PIS”) and contribution to social security financing (“COFINS”) in Brazil. At the period and on September 30, 2023 the Company calculated R$1,013,309 million of fiscal incentives (R$867,373 million at December 31, 2022), which are registered in the net revenue.

The discounts and rebates are also deducted from the Company’s gross sales.

17.	OTHER OPERATING INCOME/(EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Government grants/net present value of long-term fiscal incentives	1,180,889	880,923	425,400	327,190
Extemporaneous credits/(debits) (i)	-	1,013,970	-	449
(Additions)/reversals of provisions	(12,517)	(57,336)	(811)	(46,323)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	54,551	64,952	11,978	19,039
Other operating income/(expenses), net	129,325	72,331	38,168	48,332
	1,352,248	1,974,840	474,735	348,687

(i) As detailed in Note 24 – Contingencies, the Company has recognized PIS and COFINS credits arising from the exclusion of ICMS from its calculation basis, in the item Other operating income/(expenses).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

According to market practices and our accounting policy, the Company recognizes, in other operating income/(expenses) line, tax incentives granted as rate reduction, calculation basis reduction, financing or subsidized loans, presumed credit, deferred payment or partial reductions of due state tax payable.

Government grants are not recognized until there is reasonable assurance that the Company will meet the respective conditions and obligations related to governmental terms.

18.	EXCEPTIONAL ITEMS

	Nine-month period ended:		Three-month period ended:
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Restructuring (i)	(72,402)	(54,189)	(16,107)	(12,217)
COVID-19 impacts (ii)	-	(18,453)	-	(2,886)
Legal fees (iii)	(94,670)	-	-	-
Effect of application of IAS 29 (hyperinflation)	(876)	(5,628)	(536)	(4,718)
	(167,948)	(78,270)	(16,643)	(19,821)

(i) The restructuring expenses primarily related to centralized projects and resizing in Brazil, Latin America and CAC.

(ii) COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of our people (increased frequency of cleaning at the Company’s facilities, providing alcohol gel and masks for our employees); (b) donations; and (c) Company initiatives providing support for some customer ecosystems, which were necessary due to the COVID-19 pandemic.

(iii) In 2003 some holders of warrants issued by Cervejaria Brahma filed lawsuits in order to discuss the criteria used in calculating the exercise price of such warrants. In 2023, the Company obtained some final favorable decisions on the matter, which was already classified as a remote loss. The amount recorded in this line refers to the provision for legal fees related to this matter.

19.	FINANCE EXPENSES AND INCOME

(a)	Finance expenses

	Nine-month period ended:		Three-month period ended:
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Interest expense	(1,907,798)	(1,649,048)	(631,386)	(691,579)
Net interest on pension plans	(86,727)	(80,910)	(27,420)	(27,260)
Losses on hedging instruments	(1,571,276)	(2,627,158)	(469,394)	(1,073,413)
Interest on provision for disputes and litigation	(106,077)	(269,037)	(15,776)	(172,227)
Exchange variations	(769,645)	(467,877)	(172,170)	(220,511)
Tax on financial transactions	(149,437)	(213,344)	(43,105)	(66,729)
Bank guarantee expenses	(163,508)	(120,587)	(48,598)	(22,656)
Other financial results	(241,028)	(363,346)	(64,209)	(64,374)
Total of finance expenses	(4,995,496)	(5,791,307)	(1,472,058)	(2,338,749)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Company’s interest rate risk (Note 22 – Financial instruments and risks). The interest expenses are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Financial instruments measured at amortized cost	(513,522)	(537,433)	(161,432)	(257,169)
Financial instruments at fair value through profit or loss (i)	(1,394,276)	(1,111,615)	(469,954)	(434,410)
Total	(1,907,798)	(1,649,048)	(631,386)	(691,579)

(i) Include R$1,082 million (R$866 million at September 30, 2022) as accounts payable present value adjustment.

(b)	Finance income

	Nine-month period ended:		Three-month period ended:
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Interest income	1,286,861	1,634,943	421,035	480,871
Interest and foreign exchange rate on loans to/from related parties	35,330	27,149	16,981	12,185
Other financial results	225,442	444,807	50,268	35,807
Total	1,547,633	2,106,899	488,284	528,863

Effect of application of IAS 29 (hyperinflation)	538,621	1,341,169	145,878	558,822
Total of finance income	2,086,254	3,448,068	634,162	1,087,685

Interest income arises from the following financial assets:

	Nine-month period ended:		Three-month period ended:
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Cash and cash equivalents	602,588	443,931	251,685	228,772
Investment on debt securities	40,175	134,098	10,708	49,951
Other receivables (i)	644,098	1,056,914	158,642	202,148
Total	1,286,861	1,634,943	421,035	480,871

(i) Refers, mainly, to monetary adjustment of recoverable taxes.

20.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Income tax expense – current	(2,790,108)	(3,324,529)	(1,269,706)	(872,636)

Deferred tax expense on temporary differences	2,732,018	3,161,451	1,323,060	1,221,035
Deferred tax on tax loss carryforward movements in the current period	180,824	62,831	(98,032)	62,704
Total deferred tax (expense)/income	2,912,842	3,224,282	1,225,028	1,283,739

Total income tax expenses	122,734	(100,247)	(44,678)	411,103

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Profit before tax	10,309,279	9,908,139	4,059,682	2,803,903
Adjustment on a taxable basis
Others non-taxable income	(622,435)	(758,271)	(131,521)	(183,576)
Government grants related to sales taxes	(2,173,355)	(1,748,296)	(769,185)	(654,669)
Share of results of joint ventures	15,163	7,964	(1,440)	2,354
Non-deductible expenses	31,518	145,598	11,924	94,411
Worldwide taxation	422,581	225,310	161,926	120,662
	7,982,751	7,780,444	3,331,386	2,183,085
Aggregated weighted nominal tax rate	28.97%	29.49%	29.65%	29.06%
Taxes payable – nominal rate	(2,312,373)	(2,294,392)	(987,677)	(634,387)
Adjustment on tax expense
Income tax incentives	77,282	166,581	29,604	64,621
Deductible interest on shareholders’ equity	2,758,884	2,448,564	1,082,183	1,095,783
Tax savings from goodwill amortization	12,868	22,919	4,289	4,290
Withholding income tax	(222,846)	(64,865)	(122,082)	(30,412)
Recognition/(write-off) of deferred charges on tax losses	29,102	(63,726)	123,485	(16,965)
Effect of application of IAS 29 (hyperinflation)	(409,960)	(197,240)	(152,379)	(88,809)
Others with reduced taxation	189,777	(118,088)	(22,101)	16,982
Income tax and social contribution expense	122,734	(100,247)	(44,678)	411,103
Effective tax rate	-1.19%	1.01%	1.10%	-14.66%

The main events that impacted the effective tax rate for the period were:

•	Government subsidy for sales taxes: for regional incentives and economic development policies, these are related primarily to local production, contributing to economic and social impact, and, when reinvested, are not subject to income tax and social contribution, which explains the impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price, and any eventual increases in state VAT (“ICMS”) reflected in other operating income or net sales depending on its nature. Still, the abovementioned amount is annually allocated to net income reserves, in accordance with item (c.3) “Tax incentives” from note 14 – Changes in Equity.

•	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

•	Withholding income tax: the amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The amount recognized in 2023 is mainly due to the exchange rate variation of the deferred income tax balances.

•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through the payment of Interest on Capital (“IOC”), which amounts are impacted by taxable result, net income reserves and by the long-term interest rate (“TJLP”). Such earnings are deductible for income tax purposes.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

•	Effect of application of IAS 29 (hyperinflation): our subsidiary in Argentina, for operating in a hyperinflationary economy, is subject to monetary correction of non-financial assets and liabilities, equity and income statement, which, at times, reflects in the consolidated effective tax rate and implies variation between periods.

21.	SHARE-BASED PAYMENTS

Currently the Company has two plans for share-based payment programs: (i) the Stock Option Plan, approved in Extraordinary General Meeting of July 30, 2013 (“Stock Option Plan”), and (ii) the Share-based Payment Plan approved in Extraordinary General Meeting of April 29, 2016, amended in Extraordinary General Meeting of April 24, 2020 (“Share-Based Plan”). In each plan different restricted stock options or performance share and share-based payment programs are issued periodically which allow the employees and senior management of the Company and its subsidiaries to acquire, through the exercise of stock options, or receive shares of the Company.

The total number of outstanding options developed was as follows:

Thousand options	09/30/2023	12/31/2022

Options outstanding at January	99,717	113,760
Options forfeited during the period	(3,203)	(14,043)
Options outstanding at the end of the period	96,514	99,717

The range of exercise prices of the outstanding options is from R$15.95 (R$15.95 in 2022) to R$37.91 (R$39.04 in 2022) and the weighted average remaining contractual life is approximately 3.54 years (4.29 years in 2022).

Of the 96,514 thousand outstanding options (99,717 thousand in 2022), 65,145 thousand options were vested in 2023(63,850 thousand in 2022).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2023	12/31/2022

Options outstanding at January 1	19.39	19.92
Options forfeited during the period	18.09	22.60
Options outstanding at the end of the period	19.35	19.39
Options exercisable at the end of the period	20.18	20.12

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

There were no options exercised during the period ended on September 30, 2023 and December 31, 2022.

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

During the period, the Company did not grant deferred shares under the Stock Option Plan (in 2022 44 thousand deferred shares have been granted, which are valued based on the share market price prior to the grant, which represented a fair value of R$643). Such deferred shares are subject to a vesting period of five years from the grant date.

During the period, the Company granted 6,813 thousand restricted shares and performance shares under the Share-Based Plan (49,328 thousand in 2022), representing a fair value of approximately R$89,315 in 2023 (R$766,615 in 2022).

The total number of shares purchased by or granted to employees, as the case may be, under the Stock Option Plan and Share-Based Plan which will be delivered in the future based on the fulfilment of certain conditions (deferred stock, restricted and performance shares), is as set out below:

Deferred shares

Thousand deferred shares	09/30/2023	12/31/2022

Deferred shares outstanding at January 1	889	1,168
New deferred shares during the period	-	44
Deferred shares granted during the period	-	(214)
Deferred shares forfeited during the period	-	(109)
Deferred shares outstanding at the end of the period	889	889

Restricted and performance shares

Thousand restricted shares	09/30/2023	12/31/2022

Restricted and performance shares outstanding at January	108,854	62,545
New restricted and performance shares during the period	6,813	49,328
Restricted and performance shares granted during the period	(3,765)	(12)
Restricted and performance shares forfeited during the period	(4,483)	(3,007)
Restricted and performance shares outstanding at the end of the period	107,419	108,854

Additionally, certain employees and managers of the Company received options to acquire AB InBev shares and restricted shares, the compensation costs of which are recognized in the income statement against equity.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The transactions with share-based payments described above generated an expense of R$269,574 on September 30, 2023 (R$221,155 on September 30, 2022), recorded as administrative expenses.

22.	FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy (the “Policy”) approved by the Board of Directors.

Derivative financial instruments

The derivative financial instruments authorized under the Policy include futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At September 30, 2023, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts.

Non-derivative financial instruments

Put options granted on subsidiaries: the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in US Dollars (Tranche A) and Dominican Pesos (Tranche B) and is recorded by an entity whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the Group, following the result of the hedged item.

The following tables summarize the exposure identified and protected in accordance with the Company’s Risk Policy:

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

					Nine-month period ended: 09/30/2023			Three-month period ended: 09/30/2023
			Fair Value		Gain / (Losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		17,808,143	388,216	(505,134)	(1,485,795)	224,598	127,651	(457,124)	(1,363)	985,512
	Commodities	4,312,129	172,383	(330,678)	(301,482)	(302,542)	(133,734)	(170,021)	(79,143)	(511,534)
	US Dollars	13,318,117	194,215	(168,280)	(1,183,608)	513,234	247,951	(286,803)	72,211	1,465,416
	Euros	41,849	184	(1,006)	(72)	2,114	(716)	204	1,017	(979)
	Mexican Pesos	136,048	21,434	(5,170)	(633)	11,792	14,150	(504)	4,552	32,609

Importing of fixed assets		324,055	2,204	(16,973)	(25,861)	76	8,244	(11,853)	1,560	19,435
	US Dollars	324,055	2,204	(16,973)	(25,861)	76	8,244	(11,853)	1,560	19,435

Expenses		86,122	227	(3,774)	(21,844)	15,263	14,419	(4,266)	(1,564)	7,943
	US Dollars	86,122	227	(3,774)	(21,844)	15,263	14,419	(4,266)	(1,564)	7,943
As at September 30, 2023		18,218,320	390,647	(525,881)	(1,533,500)	239,937	150,314	(473,243)	(1,367)	1,012,890

			12/31/2022		Nine-month period ended: 09/30/2022			Three-month period ended: 09/30/2022
			Fair Value		Gain / (Losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		19,853,289	271,806	(719,460)	(2,583,442)	561,640	210,357	(1,072,710)	75,445	470,789
	Commodities	4,809,884	100,774	(376,141)	62,324	286,484	(655,237)	50,771	(156,579)	(37,923)
	US Dollars	14,874,705	157,731	(342,866)	(2,640,736)	274,570	851,739	(1,122,352)	238,111	482,565
	Euros	32,198	1,916	(3)	(683)	(1,336)	(495)	(199)	(2,015)	1,340
	Mexican Pesos	136,502	11,385	(450)	(4,347)	1,922	14,350	(930)	(4,072)	24,807

Fixed Assets		226,810	1,534	(5,392)	(4,778)	3,921	(9,543)	(249)	775	(5,115)
	US Dollars	226,810	1,534	(5,392)	(4,778)	3,921	(9,543)	(249)	775	(5,115)

Expenses		204,907	492	(4,572)	(32,087)	6,889	(14,596)	54	17	8,681
	US Dollars	204,907	492	(4,572)	(32,087)	6,889	(14,596)	54	17	8,681
Total		20,285,006	273,832	(729,424)	(2,620,307)	572,450	186,218	(1,072,905)	76,237	474,355

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

I.	Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses or income where these are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed- and floating-rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions, as well as the Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s and its subsidiaries exposure related to debts. As at September 30, 2023, the Company and its subsidiaries does not hold hedge positions to the exposure described below:

	09/30/2023
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	10.1%	2,591,348
Working capital in Argentinean Peso	113.0%	1,430
Other	10.7%	413,196
US Dollars	14.0%	25
Canadian Dollars	5.2%	468,233
Pre-fixed interest rate		3,474,232

Brazilian Reais	8.3%	244,869
Post fixed interest rate		244,869

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	12/31/2022
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	8.5%	2,602,063
Working capital in Argentinean Peso	73.5%	74,343
Other	10.4%	421,289
US Dollars	14.0%	6,193
Canadian Dollars	5.3%	511,018
Pre-fixed interest rate		3,614,906

Brazilian Reais	8.5%	230,143
Post fixed interest rate		230,143

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model provides the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days after September 30, 2023 for the calculation, which are presented in the model.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at September 30, 2023.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at September 30, 2023.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Increase in commodities price	(158,295)	(17,099)	919,737	1,997,770
Input purchases		158,295	(1,701)	(1,070,204)	(2,298,702)
Foreign exchange hedge	Foreign currency increase	41,377	259,999	3,415,380	6,789,384
Input purchases		(41,377)	(309,002)	(3,701,729)	(7,362,081)
Cost effects		-	(67,803)	(436,816)	(873,629)

Foreign exchange hedge	Foreign currency increase	(14,769)	(12,992)	66,245	147,259
Capex Purchases		14,769	12,992	(66,245)	(147,259)
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency increase	(3,547)	(2,285)	17,984	39,514
Expenses		3,547	(482)	(34,150)	(71,847)
Result of expense effects		-	(2,767)	(16,166)	(32,333)
		-	(70,570)	(452,982)	(905,962)

As at September 30, 2023 the notional and fair value amounts per instrument and maturity were as follows:

		Notional Value
Hedge position	Risk	2023	2024	2025	2026	>2026	Total

Cost		6,912,682	10,895,461	-	-	-	17,808,143
	Commodities	1,393,090	2,919,039	-	-	-	4,312,129
	US Dollars	5,470,502	7,847,615	-	-	-	13,318,117
	Euros	7,333	34,516	-	-	-	41,849
	Mexican Pesos	41,757	94,291	-	-	-	136,048

Importing of fixed assets		104,850	219,205	-	-	-	324,055
	US Dollars	104,850	219,205	-	-	-	324,055

Expenses		34,897	51,225	-	-	-	86,122
	US Dollars	34,897	51,225	-	-	-	86,122
		7,052,429	11,165,891	-	-	-	18,218,320

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

		Fair Value
Hedge position	Risk	2023	2024	2025	2026	>2026	Total

Costs		(228,752)	111,834	-	-	-	(116,918)
	Commodities	(121,445)	(36,850)	-	-	-	(158,295)
	US Dollars	(119,657)	145,592	-	-	-	25,935
	Euros	104	(926)	-	-	-	(822)
	Mexican Pesos	12,246	4,018	-	-	-	16,264

Importing of fixed assets		(5,897)	(8,872)	-	-	-	(14,769)
	US Dollars	(5,897)	(8,872)	-	-	-	(14,769)

Expenses		(1,135)	(2,412)	-	-	-	(3,547)
	US Dollars	(1,135)	(2,412)	-	-	-	(3,547)
		(235,784)	100,550	-	-	-	(135,234)

II.	Credit Risk

Concentration of trade receivables credit risk

A substantial portion of the Company’s sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is reduced due to the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

Concentration of counterparty credit risk

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

The counterparty risk is reassessed quarterly.

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represent the maximum exposure to credit risk as at September 30, 2023. As at September 30, 2023, there was no concentration of credit risk in any counterparties in excess of the limits established by the Company’s risk policy.

III.	Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

•	Debt servicing;

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated
•	Capital expenditure;
•	Investments in companies;
•	Increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments;
•	Share buyback programs; and
•	Payments of dividends and interest on shareholders’ equity.

The Company believes that cash flows from operating activities, cash and cash equivalents, short-term investments, together with derivatives and access to loan facilities, are sufficient to finance capital expenditure, financial liabilities and dividend payments in the future.

							09/30/2023
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	31,099,526	32,675,562	29,678,516	483,653	76,930	806,112	1,630,351
Secured bank loans	134,181	185,457	33,571	25,978	25,181	50,364	50,363
Other unsecured loans	433,471	625,344	157,925	170,407	148,397	94,724	53,891
Lease liabilities	3,150,019	4,054,282	1,332,715	705,231	658,875	579,573	777,888
	34,817,197	37,540,645	31,202,727	1,385,269	909,383	1,530,773	2,512,493

							12/31/2022
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	39,354,388	40,656,296	36,818,534	86,759	1,275,053	1,008,364	1,467,586
Secured bank loans	180,776	245,638	68,163	26,385	25,182	50,363	75,545
Other unsecured loans	472,540	759,078	169,854	156,686	151,624	165,410	115,504
Lease liabilities	3,117,390	3,657,425	962,898	1,008,416	620,955	696,911	368,245
	43,125,094	45,318,437	38,019,449	1,278,246	2,072,814	1,921,048	2,026,880

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payable, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

Equity price risk

On September 30, 2023 and September 30, 2022, the Company did not have equity swap positions.

IV.	Capital management

The Company is continuously optimizing its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied to the interim financial statements.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Financial instruments

(a) Financial instrument categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

The table below shows all the financial instruments recognized in the financial statements, segregated by category:

	09/30/2023
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	17,412,476	-	17,412,476
Trade receivables excluding prepaid expenses	7,389,076	-	7,389,076
Investment securities	243,688	227,164	470,852
Derivatives hedges	-	390,647	390,647
Total	25,045,240	617,811	25,663,051

Financial liabilities
Trade payables	18,666,825	-	18,666,825
Put options granted on subsidiaries	-	2,985,111	2,985,111
Derivatives hedges	-	525,881	525,881
Interest-bearing loans and borrowing	3,717,671	-	3,717,671
Other liabilities	2,057,529	337,275	2,394,804
Total	24,442,025	3,848,267	28,290,292

	12/31/2022
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	14,852,092	-	14,852,092
Trade receivables excluding prepaid expenses	7,791,362	-	7,791,362
Investment securities	219,055	454,497	673,552
Derivatives hedges	-	273,832	273,832
Total	22,862,509	728,329	23,590,838

Financial liabilities
Trade payables	24,837,956	-	24,837,956
Put options granted on subsidiaries	-	3,060,276	3,060,276
Derivatives hedges	-	729,424	729,424
Interest-bearing loans and borrowing	3,770,706	-	3,770,706
Other liabilities	2,015,631	333,673	2,349,304
Total	30,624,293	4,123,373	34,747,666

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines the fair value as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets available to the entity for identical assets or liabilities as at the valuation date;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs which are not observable for the asset or liability.

	09/30/2023				12/31/2022

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	227,164	-	-	227,164	454,497	-	-	454,497
Derivatives – operational hedge	87,437	303,210	-	390,647	57,038	216,794	-	273,832
	314,601	303,210	-	617,811	511,535	216,794	-	728,329
Financial liabilities
Put options granted on subsidiaries	-	-	2,985,111	2,985,111	-	-	3,060,276	3,060,276
Other liabilities	-	-	337,275	337,275	-	-	333,673	333,673
Derivatives – operational hedge	79,137	446,744	-	525,881	76,073	653,351	-	729,424
	79,137	446,744	3,322,386	3,848,267	76,073	653,351	3,393,949	4,123,373

Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2022	3,393,949
Acquisition of investments	(558)
Level reclassification	(6,583)
Total gains and losses during the period	(64,422)
Losses/(gains) recognized in net income	56,937
Losses/(gains) recognized in equity	(121,359)
Financial liabilities at September 30, 2023	3,322,386

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowing, trade payables excluding tax payables, are recorded at amortized cost based on the effective rate method, plus indexation and foreign exchange gains/losses, based on the closing indices for each exercise.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The financial instruments recorded at amortized cost are similar to the fair value and are not sufficiently material to require disclosure.

(d) Fair value of liabilities measured through profit or loss

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed the second amendment to the Shareholders’ Agreement extending the partnership between the Company and ELJ. ELJ is currently the owner of 15% of the shares of Tenedora, and its put options are now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, on the other hand, has a call option over the Tranche A shares, exercisable from 2021, and Tranche B shares, exercisable from 2029, whereas until September 30, 2023, no options were exercised. On September 30, 2023, the sum of the two ELJ tranches is R$2,985,111 (R$3,053,693 on December 31, 2022).

The fair value of Tranche A is calculated considering the interest under the contract, plus foreign exchange variations, less the dividends paid between the date of signature of the amendment and the exercise of the option.

The fair value of Tranche B is calculated based on the EBITDA multiple defined in the contract, less the net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s weighted average cost of capital rate as at the date of the calculation). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

Calculation of the fair value of derivatives

The Company measures derivative financial instruments by calculating their fair value, using market curves that impact the value of the instrument as at the computation date. In the case of swaps, the asset and the liability positions are estimated independently and brought to their fair value, equivalent to the difference between the results of the asset and liability amounts, which generates the swap’s market value. For traded derivative financial instruments, the fair value is calculated based on the exchange-listed price.

Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at September 30, 2023 the Company held R$130,429 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$376,850 as at December 31, 2022).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party shall have the option to settle on a net basis, in case of a default by the counterparty.

Risks of climate change and the sustainability strategy

Considering the nature of the Company’s operations, there is an inherent exposure to certain risks related to climate change, and relevant sustainability aspects.

There was no significant change in the main risks considered by Management related to those stated in the annual financial statements as of December 31, 2022.

23.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	09/30/2023	12/31/2022

Collateral given for the Company’s own liabilities	597,081	764,473
Other commitments	1,183,397	1,368,092
	1,780,478	2,132,565

Commitments to suppliers	42,281,391	50,365,256
	42,281,391	50,365,256

The collateral provided for liabilities totaled approximately R$1,780,478 as at September 30, 2023 (R$2,132,565 as at December 31, 2022), including R$573,558 (R$743,951 as at December 31, 2022) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at September 30, 2023, Ambev maintained R$130,429 (R$376,850 as at December 31, 2022) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 22 – Financial instruments and risks).

Most of the balance relates to commitments to suppliers of packaging. These commitments have as its main goal provide strategic supplies long term security to the Company, besides providing greater security to vendors in long term investments.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Future contractual commitments as at September 30, 2023 and December 31, 2022 are as follows:

	09/30/2023	12/31/2022

Less than 1 year	12,281,950	12,490,958
Between 1 and 2 years	9,651,963	10,315,253
More than 2 years	20,347,478	27,559,045
	42,281,391	50,365,256

24.	CONTINGENCIES

The Company and its subsidiaries have contingent liabilities related to lawsuits arising in the normal course of its business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and therefore the Management cannot estimate the likely timing of the resolution of these matters at this stage.

Specialty at Brazil, in the Company and its subsidiaries have administrative and judicial discussions with tax authorities related to certain tax treatments adopted when calculating the income tax and social contribution, for which, based on Management’s current evaluation, is probable that the tax authorities will accept the uncertain tax treatment, in accordance with IFRIC 23. The Company also is part at administrative and judicial lawsuits related to other taxes of tributary nature, which involve risk of a possible loss, as assessment carried out by Management.

To these uncertain tax treatments and possible contingencies there are no provisions recorded, due to the assessment carried out by Management, with the following composition and estimates:

	09/30/2023	12/31/2022

Income tax and social contribution	55,566,358	60,453,543
Value-added and excise taxes	27,197,411	25,904,633
PIS and COFINS	3,365,354	3,293,478
Others	1,761,421	1,909,071
	87,890,544	91,560,725

The Company and its subsidiaries have guarantee-insurance policies and letters of guarantee for some legal actions, presented as guarantee for civil, labor and tax executions or to enable resources of labor nature.

Contingent liabilities with a probable risk of loss are fully recorded as liabilities, as detailed in Note 13 – Provisions.

Principal lawsuits with a likelihood of possible loss that changed during the period

In the period ended September 30, 2023 the main movements in lawsuits with possible loss are detailed below by the Company.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

In March 2023, the STF, when ruling on case 736 (RE 796,939), confirmed its understanding that imposing a separate fine for failure to ratify tax offsets is unconstitutional. In view of the judgment, the Company reassessed, together with its internal lawyers and external advisors, the prognosis of the discussion and reclassified the risk of loss from possible to remote. Ambev estimates that the amount involved in the lawsuits related to this matter, as of March 31,2023 was R$1.6 billion (R$1.7 billion as of December 31, 2022). Due to the prognosis of remote loss, the processes related to this theme are no longer reported as possible contingencies in the first quarter of 2023.

PIS and COFINS

PIS/COFINS on bonuses

Since 2015, Ambev has been assessed by the Brazilian Federal Revenue Service for the collection of amounts allegedly due as PIS and COFINS on bonuses granted to its customers. The Company is challenging these assessments in the administrative and judicial courts because it believes that such collection is illegitimate.

In March 2023, the CARF handed down decisions favorable to the Company in two lawsuits, in the amount of approximately R$1.1 billion, recognizing as correct the tax treatment given by the Company to the bonuses granted. The Company waits to be notified of these decisions in order to assess, together with its external advisors, the filing of any appeals, as well as to eventually reassess the probability of losing the dispute.

Ambev estimates that the amount involved in the lawsuits as of September 30, 2023, classified as possible loss, is approximately R$1.7 billion (R$1.6 billion as of December 31, 2022).

Uncertainty over IRPJ and CSLL treatment

Foreign Earnings

Since 2005 the Company and some of its subsidiaries have been receiving tax assessments from the Brazilian Internal Revenue Service regarding the taxation of profits earned by subsidiaries domiciled abroad. Because it believes that these charges are illegitimate, the Company is challenging these assessments in the administrative and judicial courts.

The lawsuits in progress in the administrative level have partially favorable decisions, still subject to reexamination by the administrative court. In turn, in the lawsuits underway at the judicial level, the Company has a favorable preliminary decision in order to suspend the enforceability of the tax credit, and decisions in favor, subject to reexamination by the higher court.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

In March 2023, the Administrative Council of Tax Appeals ("CARF") handed down decisions favorable and partially favorable to the Company in three lawsuits, amounting to approximately R$0.9 billion. The decisions handed down canceled part of the assessments, in the amount of approximately R$0.7 billion, recognizing as partially correct the calculations made by the Company regarding the taxable income in Brazil of companies domiciled abroad, as well as the impossibility for the Brazilian tax authorities to disregard the amortization of the goodwill carried out by the subsidiary abroad. The Company is awaiting notification of these decisions to analyze their contents and possible appeals and reassessment of the probability of loss.

In May 2023, the Company was served a favorable decision, issued by CARF in October 2022, in an approximate amount of R$1.4 billion. Of this amount, approximately R$1 billion constitutes a definitive success already reduced, thus, from the total amount of the contingency reported in the period ending on September 30, 2023. The remaining amount (R$0.4 billion) was subject to an appeal by the Brazilian IRS, awaiting judgment by the Superior Chamber of Tax Appeals ("CSRF").

The updated value of the referred uncertain tax treatment, according to ICPC 22/IFRIC 23, already assessed, is approximately R$6.6 billion on September 30, 2023 (R$7.3 billion as of December 31, 2022).

Goodwill Inbev Holding

In December 2011, the Company received the first notice of infringement issued by the Brazilian Federal Revenue Service, mainly regarding the disallowance of goodwill amortization expenses, for the calendar years 2005 to 2010, resulting from the incorporation of InBev Holding Brasil S.A.. In the administrative level, partially favorable decisions were made. In light of these decisions, the Company filed legal actions to discuss the matter in which it was defeated in the administrative setting, which are awaiting judgment in the first instance.

In June 2016, Ambev received the second notice of infringement issued by the Brazilian Federal Revenue Service, relating to the disallowance of the remaining portion of the aforementioned goodwill, for the calendar years 2011 to 2013. In April 2023, the Company obtained a definitive partially favorable decision, resulting in a success of approximately R$0.8 billion. For the remaining amount, Ambev initiated a legal action, which awaits judgment.

The updated amount of this uncertain tax treatment, as per ICPC 22/IFRIC 23, already audited, is approximately R$10.8 billion on September 30, 2023 (R$11.1 billion on December 31, 2022), and, due to its classification of loss, no provision was made in the period. In the event that the Company is required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse the proportional amount (70%) of its benefit from the mentioned goodwill amortization, as well as the respective costs, under the "Reimbursement Agreement" executed on December 21, 2011, between Companhia de Bebidas das Américas - Ambev and Anheuser-Busch InBev SA/NV.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Disallowance of Expenses and Deductibility of Losses

In 2015, 2016, and 2020, the Company received tax assessments by the Brazilian Federal Revenue Service concerning the disallowance of expenses related to the results of financial instruments used against inherent risks of price or rate fluctuations, as well as loans related to the Company's operational activities.

In May and June 2023, Ambev was notified of definitive favorable administrative decisions for the tax assessments received in 2016 and 2020, which fully canceled tax assessments, in an approximate amount of R$5.1 billion.

Regarding the assessment received in 2015, Ambev is awaiting a decision from CARF on both the tax authority's mandatory review of the portion of the first-instance decision that favored the Company and the Company's appeal regarding the portion of the first-instance decision in which it was defeated.

The updated amount of this uncertain tax treatment, as per ICPC 22/IFRIC 23, already audited, is approximately R$311 million on September 30, 2023 (R$5.2 billion on December 31, 2022). Due to its classification, no provision was made in the period.

Proposed class action in Quebec

Labatt and other, third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

Contingent assets

Exclusion of ICMS and ICMS-ST from the PIS and COFINS Tax Base

In 2017, the Brazilian Supreme Federal Court (STF) ruled that the inclusion of ICMS in the taxable base of PIS and COFINS is unconstitutional (Topic 69 of general repercussion). The effects and scope of this decision were reaffirmed in May 2021 when the Court confirmed that the judgment would only produce effects after March 15, 2017, except for taxpayers who had filed judicial and administrative claims before that date (which is the case for the Company and its subsidiaries, most of them with favorable decisions already subject to res judicata).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

Specifically regarding the exclusion of ICMS under the tax substitution regime (“ICMS-ST”), in November 2022, the Superior Court of Justice (STJ) began the trial of Topic 1,125 with a favorable vote for taxpayers, that is, for the exclusion of this type of ICMS from the taxable base of PIS and COFINS for the substituted taxpayers, in line with the understanding applied by the Company since August 2017, due to a favorable decision obtained that is still in force. It is expected that the trial of this topic will be resumed by the Court still in 2023.

From 2017 to 2023, the Company and its subsidiaries recognized tax credits and had a positive impact on operations after the implementation of the favorable judicial decision for the exclusion of ICMS-ST, in accordance with IAS 37/CPC 25 – Provisions, Contingent Liabilities, and Contingent Assets, in the amount of R$10.6 billion, of which: (i) R$0.7 billion refers to the period from 1990 to 2009; (ii) R$5 billion relates to the period from 2009 to 2015, during which the so-called “REFRI” – Special Regime for Cold Beverages was in force; (iii) R$4 billion refers to the New Taxation Model, including operations with subsidiaries, according to Note 1 – Corporate Information; and (iv) R$0.9 billion relates to the exclusion of ICMS-ST from the taxable base of PIS and COFINS during the period of the New Taxation Model, in addition to values related to ICMS-ST in our network of resellers that, under certain circumstances, do not comprise their remuneration.

Part of these amounts has already been subject to offset requests, as per the res judicata of the respective judicial measures and the necessary administrative procedures. The amounts not yet offset remain recorded in the assets (see Note 7 – Recoverable Indirect Taxes) and largely refer to the tax credit related to “REFRI,” the judicial lawsuit of which is still in the discovery phase.

The accounting recognition resulted from the decisions obtained by the Group occurred considering that (i) the gain realization is virtually certain, according to the decision issued by the STF in Topic 69, and the specific circumstances of each individual case, as well as (ii) the value can be reasonably estimated with certainty by surveying the respective documents and quantifying the undue payment.

The contingent asset relating to this matter subject to estimation corresponds to approximately R$0.5 billion. Eventually, additional amounts may be disclosed and recognized. Currently, these amounts are not probable or virtually certain since they depend on specific circumstances of each case and on physical documentation not yet located, and consequently, it is not possible to measure the value of any tax undue payment to be recovered. The values will be disclosed and recognized to the extent that the realization of the gain is probable and virtually certain, respectively, and the values can be ascertained with reasonable certainty.

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

25.    RELATED PARTIES

Transactions with Management members

Total expenses related to the Company’s Management members are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Short-term benefits (i)	36,890	48,629	11,052	16,526
Share-based payments (ii)	61,728	48,039	20,780	17,626
Total key management remuneration	98,618	96,668	31,832	34,152

(i) These mainly correspond to management’s salaries, net of social security of employer’s responsibility, and profit sharing (including performance bonuses).

(ii) These correspond to compensation expenses of share options, restricted stocks and performance stocks granted to Management. In total amounts above exclude remuneration paid to members of the Fiscal Council and Committees.

In addition to short-term benefits (primarily salaries), Management members are entitled to participate in the Stock Option Plan and Share-Based Payments Plan, as mentioned in 21 – Share-based payments.

Excluding the abovementioned remuneration and these share-based program, the Company no longer has any types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company’s shareholders:

a) Medical, dental and other benefits

On September 30, 2023 and December 31,2022, the Fundação Zerrenner (Ambev’s shareholders, whose main goal is to provide Company’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, and facilities for assisting elderly people) presented actuarial obligations related to the benefits it provided directly and confirmed that they were covered by its assets, which significantly exceed the actuarial liabilities at those dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

On September 30, 2023, expenses incurred and recorded by Fundação Zerrenner with third parties for providing these benefits totaled R$243,716 (R$231,093 as at September 30, 2022), of which R$219,794 and R$23,922 were related to active employees and retirees, respectively (R$201,810 and R$29,283 as at September 30, 2022, respectively).

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

b) Licensing agreement

The Company and its subsidiaries have some licensing agreements with AB InBev, to produce, bottle, sell and/or distribute products of brands such as Budweiser, Stella Artois, Spaten and Corona. Likewise, the Company and its subsidiaries license to AB InBev and its subsidiaries the right to produce and/or distribute, in several countries, products of its own brands such as Brahma.

In this context, on September 30, 2023, the Company recorded R$28,177 as at September 30, 2023 (R$14,240 as at September 30, 2022) and R$637,365 (R$573,060 as at September 30, 2022) as licensing income and expenses, respectively.

Transactions with related parties

	09/30/2023
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends receivables
AB Africa	2,304	-	-	-
AB InBev	62,321	-	(121,769)	-
AB Package	-	-	(121,004)	-
AB Services	9,023	-	(1,550)	-
AB USA	64,911	-	(221,845)	-
Bavaria	280	-	(19,800)	-
Cervecería Modelo	10,972	-	(441,292)	-
Cervecerías Peruanas	348	-	(4,853)	-
Inbev	1,327	20,234	(12,802)	-
Panama Holding	4,120	-	-	-
Other	20,640	29	(28,404)	1,067
	176,246	20,263	(973,319)	1,067

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	12/31/2022
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)
AB Africa	1,584	-	-
AB InBev	142,678	-	(81,969)
AB Package	-	-	(79,325)
AB Services	23,738	-	(5,651)
AB USA	71,101	-	(237,741)
Bavaria	13,912	-	(6,931)
Cervecería Modelo	12,044	-	(345,474)
Cervecerías Peruanas	929	-	(46,421)
Inbev	1,032	23,861	(12,183)
Panama Holding	3,850	-	-
Other	19,815	947	(14,735)
	290,683	24,808	(830,430)

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	09/30/2023	12/31/2022
Non-current	Trade payables	Trade payables
ITW International	(293,908)	(343,556)
	(293,908)	(343,556)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

The tables below represent transactions with related parties, recognized in the income statement:

	Nine-month period ended: 09/30/2023
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	64	48,239	(192,409)	(5,686)	(119)
AB Package	-	-	(190,740)	-	-
AB Services	118	7,044	-	-	(3)
AB USA	28,113	-	(708,058)	(2,309)	(161)
Bavaria	172,803	-	(49,481)	-	-
Cervecería Modelo	931	-	(957,024)	-	-
Cervecerías Peruanas	-	-	(5,159)	-	-
GCC India	-	-	-	(2,541)	-
Inbev	-	-	(33,296)	-	-
ITW International	-	-	-	-	35,680
Other	33,233	6,996	(40,522)	-	1,001
	235,262	62,279	(2,176,689)	(10,536)	36,398

	Three-month period ended: 09/30/2023
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	34	37,180	(68,740)	496	(15)
AB Package	-	-	(51,726)	-	-
AB Services	68	4,376	-	-	-
AB USA	10,449	-	(245,263)	(741)	(119)
Bavaria	(7,311)	-	(22,286)	-	-
Cervecería Modelo	738	-	(382,049)	-	-
Cervecerías Peruanas	-	-	(5,017)	-	-
GCC India	-	-	-	(756)	-
Inbev	-	-	(10,518)	-	-
ITW International	-	-	-	-	17,126
Other	13,135	2,768	(24,288)	-	(33)
	17,113	44,324	(809,887)	(1,001)	16,959

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated

	Nine-month period ended: 09/30/2022
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	50	5,160	(122,201)	(4,370)	153,839
AB Package	-	-	(295,364)	-	-
AB Procurement	-	-	-	(15,439)	-
AB USA	17,292	-	(883,445)	(2,343)	(18)
Ambev Peru	458	-	-	-	-
Bavaria	31,508	-	(46,962)	-	-
Cervecería Modelo	3,208	-	(1,030,305)	-	-
Cervecerías Peruanas	2,110	-	(41,680)	-	-
GCC India	-	-	-	(5,014)	-
Inbev	-	-	(119,178)	-	-
ITW International	-	-	-	-	27,237
Other	27,585	7,989	(76,307)	-	1,924
	82,211	13,149	(2,615,442)	(27,166)	182,982

	Three-month period ended: 09/30/2022
Company	Sales and other	Service fees / Reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	50	-	(31,076)	23	(70)
AB Package	-	-	(111,345)	-	-
AB Procurement	-	-	-	(15,439)	-
AB USA	6,072	-	(305,913)	(798)	(18)
Bavaria	13,499	-	(8,105)	-	-
Cervecería Modelo	1,432	-	(337,076)	-	-
Cervecerías Peruanas	1,992	-	(16,781)	-	-
GCC India	-	-	-	(1,321)	-
Inbev	-	-	(21,661)	-	-
ITW International	-	-	-	-	12,273
Other	5,408	2,448	(23,615)	-	21
	28,453	2,448	(855,572)	(17,535)	12,206

List of companies included in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cervecería Nacional S de RL (“Panamá Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

AMBEV S.A.

Notes to the interim consolidated financial statements For the period ended September 30, 2023 All amounts in thousands of Brazilian Reais unless otherwise stated
26.	EVENTS AFTER THE REPORTING PERIOD

In October 2023, Brazilian tax authorities issued a new tax assessment against the Company relating to the deduction of Interest on Net Equity (“IOC”) expenses for the calculation of Brazilian Corporate Income Tax in calendar years from 2018 to 2021. The tax assessment is similar to those already received and against which the Company filed defenses, as reported in the annual individual and consolidated financial statements for the calendar year 2022 - note 30 – Contingencies, “Deductibility of IOC expenses”. The tax assessment refers primarily to the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013 and its impacts on the increase in the deductibility of IOC expenses. The Company will file a defense within the applicable term and wait for judgment by the first level administrative court. The Company, with the support of its internal and external counsels, considers that approximately R$12.1 billion of the assessed amounts has a possible chance of loss as of October 2023. The Company will not record a provision considering the probability of loss.

Also in October 2023, Ambev was notified by E. León Jimenes, S.A. (“ELJ”) regarding the exercise of the Tranche A put option, which corresponds to 12.11% of Tenedora shares held by ELJ, as provided for in the second amendment to the Tenedora´s Shareholders' Agreement entered into between Ambev and ELJ. Currently, Ambev estimates a future cash disbursement, in January 2024, of approximately R$1.8 billion to close the transaction. This amount may still vary depending on variables provided for in the contract, such as dividends paid by CND and exchange rate variation. After exercising the put option, ELJ will hold 2.89% of Tenedora shares, corresponding to Tranche B.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer